SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Ltd. Announces 2005 Financial Results Release and Conference Call on March 1st, 2006

Givatayim, Israel, February 23, 2006. Pointer Telocation Ltd. (Nasdaq: PNTR), a leading provider of services to insurance companies and car owners e.g. stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, will release its fourth quarter and fiscal year ending December 31, 2005 on Wednesday, March 1st 2006.

Pointer Telocation’s management will host two conference calls with the investment community to review and discuss the results:

—	The Hebrew Conference Call will take place on 15:00 Israel time, 8:00 AM EST.
—	The English Conference Call will take place on 9:00 AM EST, 16:00 Israel time.

To listen to the calls, please dial in to one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences.

From USA: +1-866-229-7198
From Israel: 03-918-0609

A replay will be available from March 2nd, 2006 at the company website: www.pointer.com .

About Pointer Telocation:
Pointer Telocation Ltd (www.pointer.com) provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Contact:

Ronen Stein, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-3-611 4466
E-mail: ronens@pointer.com	E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: February 28, 2006